Mail Stop 6010

July 22, 2008

Mr. Peter Wang
Chairman and Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Bldg. B
Hangzhou, China 310007

> **Re:** **China Biopharma, Inc.**
> **Schedule 14C**
> **Filed July 21, 2008**
> **File No. 0-50005**

Dear Mr. Wang:

We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark Cawley, Esq.
Guzov Ofsink LLC
600 Madison Avenue
New York, New York 10022